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                                Exhibit 20(a)


URS CORPORATION                   NEWS RELEASE


For further information contact:                           For immediate release

Morgen-Walke Associates, Inc.                                   January 11, 1996
Douglas Sherk/Chris Danne/Todd Friedman
(415) 296-7383
Jill Ruja/Elissa Grabowski
(212) 850-5600


URS Corporation                  Greiner Engineering, Inc.
Kent P. Ainsworth                Robert L. Costello
Vice President and               President & CEO
Chief Financial Officer              (214) 869-1001
(415) 774-2700


             URS CORPORATION SIGNS DEFINITIVE AGREEMENT TO ACQUIRE
                           GREINER ENGINEERING, INC.

                       URS Obtains Acquisition Financing


SAN FRANCISCO, CA & IRVING, TX / JANUARY 11, 1996 - URS Corporation (NYSE: URS) and Greiner Engineering, Inc. (NYSE: GII) today jointly announced that they have signed a Definitive Agreement for URS to acquire all of the outstanding shares of Greiner's common stock. The transaction remains subject to Greiner stockholder approval and other closing conditions. The combined Company will be the 20th largest design engineering company and it will be among the top five transportation engineering firms in the nation.

                 Terms of the transaction are unchanged from the letter of intent announced on December 4, 1995. As a result of the acquisition, Greiner will become a wholly-owned subsidiary of URS. Greiner stockholders will receive $13.50 per share in cash plus .298 share of URS common stock for every common share of Greiner. Based on Greiner's 4,704,642 outstanding shares of common stock, the aggregate consideration will be approximately $63.5 million in cash and 1.4 million shares of URS common stock.

                 URS also announced today that to finance the acquisition and to provide for working capital needs, it has entered into a new $70 million secured credit facility with Wells Fargo Bank, N.A. The credit facility consists of $50 million in term loans maturing in 2002 and 2003, and a $20 million revolving line of credit.

                 Headquartered in San Francisco, URS offers a broad range of services to public and private sector clients in two principal markets: infrastructure projects involving transportation systems, institutional and commercial facilities, pollution control and water resources; and environmental projects involving hazardous waste management.
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                 Headquartered in Irving, Texas, Greiner is a professional
services firm which provides engineering, planning, architectural, environmental, program management and other services to public and private sector clients throughout the U.S. and in foreign countries, including Malaysia and Hong Kong.